QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

List of Principal Subsidiaries of MediCor Ltd.

Subsidiary	Country	State
HPL Biomedical, Inc. d/b/a Biodermis	US	Delaware
III Acquisition Corporation d/b/a PIP.America	US	Delaware
Intellectual Property International, Inc.	US	Delaware
International Integrated Development Company	US	Delaware
MediCor Aesthetics	US	Nevada
International Integrated Europe Ltd.	British Virgin Islands
International Integrated Incorporated	British Virgin Islands
International Integrated Management, Inc.	US	Delaware
International Integrated U.S.A. Incorporated	British Virgin Islands
Laboratoires Eurosilicone S.A.	France
ES Holdings SAS	France
MediCor Latin America S.A. de C.V.	Mexico
Dermatological Medical Products and Specialties, S.A. de C.V.	Mexico

QuickLinks

  Exhibit 21
List of Principal Subsidiaries of MediCor Ltd.